GOLDCORP

TSX: **G**   NYSE: **GG**

Suite 3400 – 666 Burrard St.
Vancouver, BC, V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

GOLDCORP CEO TO RETIRE; BOARD NAMES SUCCESSOR

Vancouver, British Columbia, December 4, 2015 – GOLDCORP INC. (TSX: G, NYSE: GG) today announced that President and Chief Executive Officer Chuck Jeannes will retire following the Company's Annual General Meeting in April 2016. David A. Garofalo, currently President and Chief Executive Officer of HudBay Minerals Inc., will succeed Mr. Jeannes as President and Chief Executive Officer and will join Goldcorp's Board of Directors.

"It has been a tremendous honour to lead Goldcorp over the last seven years as it has matured into one of the world's leading gold mining companies," said Mr. Jeannes. "I have had the privilege of working with an exceptional group of leaders as we built the foundations for long-lasting success at Goldcorp, including two key new mines that will drive strong, low-cost production for many years. I have tremendous respect for David and look forward to working with him, the Board and the management team over the next few months to ensure a smooth transition."

Mr. Jeannes has led Goldcorp since January 2007 and has been with Goldcorp and its predecessor company Glamis Gold Ltd. for nearly 17 years. His career has been recognized by numerous distinguished awards and most recently named Canada's Most Admired CEO by Waterstone Human Capital and MacKay CEO Forums.

"On behalf of the Board of Directors I would like to thank Chuck for his dedication and leadership over the past seven years," said Ian Telfer, Goldcorp Chairman. "He has been a tireless champion of our industry and instrumental to Goldcorp's growth during a critical period of the Company's development. We wish him the best in retirement and continued success in the next chapter of his distinguished career. The Board also congratulates David on his appointment, and looks forward to working with him in the future."

Mr. Garofalo has worked in various capacities in the natural resources sector over the last 25 years. He served most recently as President, Chief Executive Officer and Director of Hudbay Minerals Inc. since 2010 where he presided over that company's emergence as a leading metals producer.   Before joining Hudbay, David served as Senior Vice President, Finance and Chief Financial Officer with Agnico-Eagle Mines Limited from 1998 to 2010. Earlier in his career, he served as Treasurer and held various finance roles with Inmet Mining Corporation from 1990 to 1998. David was named Canada's CFO of the Year by Financial Executives International Canada in 2009. He was also named Mining Person of the Year by Northern Miner Magazine in 2012. A graduate of the University of Toronto (B.Comm.), David is a Chartered Accountant and a Certified Director of the Institute of Corporate Directors. He also serves on the board of directors of Mackenzie Health Foundation.

About Goldcorp

Goldcorp is a leading gold producer focused on responsible mining practices with safe, low-cost production throughout the Americas. A portfolio of long-lived, high-quality assets positions Goldcorp to deliver long-term value.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 Section 21E of the United States Securities Exchange Act of 1934, as amended, Section 27A of the United States Securities Act of 1933, as amended and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp, including in respect of the transactions, to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. In respect of the forward-looking statement concerning the anticipated timing of closing of the transactions, Goldcorp has provided it in reliance on certain assumptions that is believed reasonable at this time, including assumptions as to the conditions of closing of the transactions being satisfied in a timely manner. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, the transactions not being completed as planned, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the risk that the transactions will not be completed as planned, risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled

"Description of the Business – Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2014 available at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included or incorporated by reference in this document, except in accordance with applicable securities laws.

For further information, please contact:

Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001
E-mail: info@goldcorp.com
www.goldcorp.com